Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD NOVEMBER 23, 2006

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, November 23, 2006 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To amend the Articles of Association of the Company, as described in the Proxy Statement;

(B)	To re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company;

(C)	To elect Yair Orgler and Avi Patir as external directors of the Company and to approve their compensation;

(D)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered;

(E)	To approve the Company’s directors and officers liability insurance policy for the period of July 9, 2006 through and including July 8, 2007;

(F)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2005; and

(G)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on October 17, 2006 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged promptly to complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

Dated: October 19, 2006

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“we”, “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, November 23, 2006 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to amend the Articles of Association of the Company, as described in the Proxy Statement; (b) to re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company; (c) to elect Yair Orgler and Avi Patir as external directors of the Company and to approve the grant of options to the new external directors; (d) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered; (e) to approve the Company’s directors and officers liability insurance policy for the period of July 9, 2006 through and including July 8, 2007; and (f) to transact such other business as may properly come before the Meeting or any adjournment thereof. Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2005 (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about October 26, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on October 17, 2006 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of October 17, 2006, the Company had 26,775,408 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2006, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our Ordinary Shares owned by such entity.

Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,326,886	12.6%
Yehuda Zisapel(2)	2,838,000	10.6%
Kern Capital Management, LLC(3)	2,477,300	9.3%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P. (4)	1,409,175	5.3%

(1)	Based on 26,775,408 Ordinary Shares issued and outstanding as of September 30, 2006.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers.
(3)	Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.
(4)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

ITEM A

AMENDMENT OF ARTICLES OF ASSOCIATION

The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, the amendments to the Company’s Articles of Association (the “Articles”) set forth in Annex A hereto (marked to show the extent of the proposed amendments).

The proposed amendments fall into three categories:

a.	The amendment of Article 39 by adding new subsection (f) is intended to allow the term of a director (external or otherwise) to commence following the election of such director by shareholder resolution.

b.	The amendments to Articles 20 (record date for general meetings), 25 (notice of general meetings), 33 (form of proxy), 34 (effect of death of appointor) and 69 (notices) are intended to take into account new regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) concerning notice of general meetings and shareholder proxies and to simplify the Company’s compliance with them.

c.	The amendments to Articles 39(d) (election of directors), 43 (remuneration of directors) and 52 (deletion of requirement that shareholders approve the final dividend) are intended to take account of changes in Companies Law and to make other minor corrections and changes.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Articles of Association of the Company be amended as set forth in Annex A to the Notice and Proxy Statement dated October 19, 2006; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. Beginning with the Annual General Meeting of Shareholders in 2004, the directors of the Company (other than its external directors as required by the Companies Law) were divided into Class I and Class II directors. The initial term of Zohar Zisapel and Joseph Atsmon as Class II directors is expiring at this Annual General Meeting, and, following the recommendation of such nominees to the Board by [the Company’s independent directors, it is proposed that they be re-elected. If re-elected, Messrs. Zisapel and Atsmon will then serve for a term ending on the date of the Annual General Meeting in 2009 and will receive the compensation described below. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Messrs. Zisapel and Atsmon. If either Mr. Zisapel or Mr. Atsmon, or both, should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Messrs. Zisapel and Atsmon, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of Messrs. Zisapel and Atsmon.

The following are brief biographies of Messrs. Zisapel and Atsmon, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of several private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (the “Technion”) and an M.B.A. from Tel Aviv University.

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001, of RADVision Ltd. since June 2003 and of VocalTec Communications Ltd. since December 2005. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them as division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors for purposes of the NASDAQ Marketplace Rules and is our audit committee chairman and financial expert.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Zohar Zisapel and Joseph Atsmon are re-elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2009.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

ELECTION OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

—	the company;
—	any entity controlling the company; or
—	any entity controlled by the company or by a controlling entity.

The term affiliation includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that makes its first public offering of shares.

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

The initial term of an external director is three years and may generally be extended for one additional period of three years. Each committee of a company’s board of directors is required to include at least one external director.

Our current external directors are Messrs. Zohar Gilon and Shmuel Levy and their terms are scheduled to expire on March 25, 2007. Following the recommendation of the Company’s independent directors to the Board of Directors, it is proposed to elect Messrs. Yair Orgler and Avi Patir, each to serve as external directors pursuant to the Companies Law. Assuming that the Articles of Association of the Company will be amended in accordance with Item A above, the initial term of each of Messrs. Orgler and Patir, if elected, will begin on March 25, 2007, the date on which the terms of the current external directors end. If Item A is not approved, the initial term of each of Messrs. Orgler and Patir, if elected, will begin on the date of the Meeting.

The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as external directors of the Company. Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based in criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Prof. Orgler has the requisite accounting and financial expertise and that Mr. Patir has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Orgler and Patir, based upon the records of the Company and information furnished to it by the nominees. Messrs. Orgler and Patir do not beneficially own any of our shares. If elected, the external directors shall receive compensation as described in Item D below (if approved). In addition, each of them will be provided with an indemnification agreement, as approved by the shareholders at the annual meetings on September 24, 2003 and August 25, 2005.

Professor Yair E. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004 he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd. and Atidim. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion.

Avi Patir was, from 2004 to 2006, the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills, the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Prior to that, Mr. Patir served for many years in the Israeli Defense Forces, retiring as a full Colonel. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications and Satlink Communications. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program.

Under the Companies Law and the regulations promulgated thereunder, the grant of options to external directors generally requires the approval of a company’s audit committee, followed by the approval of its board of directors, and then the approval of its shareholders.

On October 12, 2006, our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval, that during their initial term, our new external directors, Yair Orgler and Avi Patir (assuming that they will be elected in accordance with Item C above), shall receive compensation in the form of options to purchase the Company’s Ordinary Shares under the same vesting conditions and in an amount equal to the amount granted to the “other directors” of the Company (as defined in the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, as amended) at the time of grant to the external directors, and in accordance with any other terms and conditions as shall be granted to such other directors. Accordingly, based on the terms of the last grant of options to the Company’s current external directors in 2004, and assuming that the Articles of Association of the Company will be amended in accordance with Item A above, it is proposed to approve the grant to each of the external directors, Yair Orgler and Avi Patir, of options to purchase 50,000 Ordinary Shares for 2007, to be vested over a period of three years beginning March 25, 2007, with one third to be vested at the end of each year, provided each is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ Global Market as of the business day preceding March 25, 2007. If the resolution in Item A is not approved, the options will be vested over a period of three years beginning on the date of the Meeting, with one third to be vested at the end of each year, provided each nominee is still a director of the Company; and the exercise price in that case shall be equal to the closing price of the Company’s shares on the NASDAQ Global Market as of the business day preceding the Meeting.

The option grants to our external directors described above will be made under the Company’s 2003 Share Option Plan.

The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that each of Yair Orgler and Avi Patir is hereby elected to serve for an initial term as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years to commence on March 25, 2007 if the resolution set forth in Item A of the Notice and Proxy Statement dated October 19, 2006 is approved or, if not approved, on the date of the Meeting.”

“FURTHER RESOLVED, that each of Yair Orgler and Avi Patir shall, subject to their election, be granted stock options in accordance with the terms described in the Notice and Proxy Statement dated October 19, 2006.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer. The shareholders will also be asked to authorize the Audit Committee to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2006, and to authorize the Audit Committee to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM E

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2006-2007

The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from unaffiliated parties for the period commencing on July 9, 2006 and ending on July 8, 2007. The coverage under the policy is up to $10 million, the premium paid by the Company is approximately $111,000 and the Company’s retention for each securities claim under the policy is a maximum of $250,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a directors and officers liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2006 and ending on July 8, 2007, with aggregate coverage of $10 million, for the benefit of all Company directors and officers that may serve from time to time, is hereby approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

REVIEW AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

ITEM G

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

Dated: October 19, 2006

ANNEX A

PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION
OF CERAGON NETWORKS LTD.

(Changes shown: proposed new text is underlined, text proposed to be deleted is struck through)

TRANSFER OF SHARES

20.	Record Date for General Meetings

        Notwithstanding any provision to the contrary in these Articles, for the determination of the members entitled to receive notice of and to participate in and vote at a General Meeting, or to express consent to or dissent from any corporate action in writing, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of shares of the Company, the Board of Directors may fix (or authorize the officer(s) to fix), in advance, a record date, which, subject to applicable law, shall not be earlier than ninety (90) days prior to the General Meeting or other action, as the case may be. No persons other than holders of record of shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of members of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

GENERAL MEETINGS

25.	Notice of General Meetings

        The Company ~~is required to~~shall publish notice of a General Meeting at least twenty one (21) days prior to a General Meeting ~~under Section 69(b) of the Companies Law~~ or more, if and to the extent and in the manner required by applicable law. Notwithstanding the Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company) –2000, the Company shall not be required to deliver the notice to shareholders. The accidental omission to give notice of a meeting to any ~~Member~~ member or the non receipt of notice by one of the members shall not invalidate the proceedings at any meeting.

PROXIES

33.	Instrument of Appointment

    (a)        The instrument appointing a proxy shall be in writing and shall be substantially in the following form: . . . . or in any usual or common form or in such other form as may be approved by the Board of Directors or required by applicable law. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

    (b)        The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty-four (24) hours (or not less than forty-eight (48) hours with respect to a meeting to be held outside of Israel) before the time fixed for the meeting at which the person named in the instrument proposes to vote, unless otherwise specified by the Board of Directors or required by applicable law.

34.	Effect of Death of Appointor or Revocation of Appointment

        A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing member, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise; all of the above, unless otherwise specified by the Board of Directors or required by applicable law.

BOARD OF DIRECTORS

39.	Election and Removal of Directors

    (a)        If at any time, the Company shall be required to appoint independent or external directors such as a public director or directors of any other type as the may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors. If permitted by applicable law, External Directors will be appointed by the Board.

    (b)        The members of the Board of Directors shall be called Directors, and other than External Directors (who will be chosen and appointed, and whose term will expire, in accordance with applicable law), they shall be appointed in accordance with the provisions of this Article.

    (c)        The Directors (other than the external directors) shall be divided into two classes: Class I and Class II. Each Director (other than the external directors), when and however elected, shall be designated as a member of a certain class of Directors.

    (d)        Each Director (other than a Director elected to fill a vacancy in accordance with Article 41) shall serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected; ~~provided, that each initial Director in Class I shall serve for a term ending on the date of the Annual General Meeting in 2005, and each initial Director in Class II shall serve for a term ending on the date of the Annual General Meeting in 2006; and~~ provided~~, further,~~ that the term of each Director shall be subject to the election and qualification of his successor in the event of his earlier death, resignation or removal.

    (e)        Directors (other than external directors) shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors, and each Director shall serve, subject to Article 42 hereof, and according to the provisions of this Article 39. The shareholders shall be entitled to remove any Director(s) (other than external directors) from office all subject to applicable law.

    (f)        Notwithstanding anything to the contrary herein, the term of a Director may commence at a later date than the date of the Shareholder Resolution electing such Director, if so specified in such Shareholder Resolution.

43.	Remuneration of Directors

        No Director shall be paid any remuneration by the Company for his services as Director except as may be approved by the Company in ~~a General Meeting~~accordance with applicable law, except for reimbursement of expenses incurred in relation to travelling to board meetings, and except for grant of options to acquire the Company’s shares.

DIVIDENDS

52.	Declaration and Payment of Dividends

        Subject to the provisions of the Companies Law, t~~T~~he Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified.  The Board of Directors shall determine, and may authorize, subject to applicable law, any of its directors and/or officers to determine, the time for payment of such dividends and the record date for determining the shareholders entitled thereto. ~~The final dividend in respect of any fiscal period shall be proposed by the Board of Directors and shall be payable only after the same has been approved by a Shareholder’s Resolution of the Company, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of Directors for the payment of such dividend. The Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.~~

NOTICES

69.	Notices

    (a)        Any written notice or other document may be served by the Company upon any member either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from the place of mailing) addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article. Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (~~seven~~ five (5~~7~~) business days if sent internationally), or when actually received by the addressee if sooner than two days or ~~seven~~ five days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such member (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine that such notice was received by the addressee. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

    (e)        The mailing date, actual transmission or delivery date or publication date and the date of the General Meeting shall be counted as part of the days comprising any notice period.